SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2

(Amendment No. 1)

Cavium Networks, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
14965A101
(CUSIP Number)
12/31/08
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐   Rule 13d-1(b)

     ☐   Rule 13d-1(c)

     ☑   Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	14965A101

1.	NAMES OF REPORTING PERSONS AVM Capital Partners LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5.	SOLE VOTING POWER

NUMBER OF		3,963,032 (1)

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,963,032 (1)

WITH:	8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,963,032 (1)

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.7%(2)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(1) AVM Capital Partners LLC (“AVM”) serves as general partner of AVM Capital, L.P. (“AVM LP”). AVM has sole voting and dispositive power over the respective shares owned by AVM LP. Randall Meals, Steve Schlossareck and Maury Domengeaux are managing members of AVM and as such, have shared voting and dispositive power over the shares held by AVM LP. Randall Meals, Steve Schlossareck and Maury Domengeaux disclaim beneficial ownership of the shares, except to the extent of their pecuniary interest therein.
(2) Based on 40,831,252 shares of Cavium Networks, Inc. outstanding as of the filing of the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, as filed with the Securities and Exchange Commission on November 12, 2008.

Page 2 of 7 Pages

CUSIP No.	14965A101

1.	NAME OF REPORTING PERSONS I.R.S. Identification No(s). of above person(s) (entities only) AVM Capital, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5.	SOLE VOTING POWER

NUMBER OF		3,963,032 (1)

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,963,032 (1)

WITH:	8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,963,032 (1)

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.7%(2)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) AVM Capital Partners LLC (“AVM”) serves as general partner of AVM Capital, L.P. (“AVM LP”). AVM has sole voting and dispositive power over the respective shares owned by AVM LP. Randall Meals, Steve Schlossareck and Maury Domengeaux are managing members of AVM and as such, have shared voting and dispositive power over the shares held by AVM LP. Randall Meals, Steve Schlossareck and Maury Domengeaux disclaim beneficial ownership of the shares, except to the extent of their pecuniary interest therein.
(2) Based on 40,831,252 shares of Cavium Networks, Inc. outstanding as of the filing of the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, as filed with the Securities and Exchange Commission on November 12, 2008.

Page 3 of 7 Pages

Item 1.
(a)	Name of Issuer Cavium Networks, Inc.

(b)	Address of Issuer’s Principal Executive Offices 805 East Middlefield Road Mountain View, CA 94043

Item 2.
(a)	Name of Person Filing AVM Capital Partners LLC AVM Capital, L.P.

(b)	Address of Principal Business Office or, if none, Residence 12930 Saratoga Avenue, Suite D-8 Saratoga, CA 95070

(c)	Citizenship Delaware

(d)	Title of Class of Securities Common Stock

(e)	CUSIP Number 14965A101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Page 4 of 7 Pages

(a)	Amount Beneficially Owned: 3,963,032 (1)
     (1) AVM Capital Partners LLC (“AVM”) serves as general partner of AVM Capital, L.P. (“AVM LP”). AVM has sole voting and dispositive power over the respective shares owned by AVM LP. Randall Meals, Steve Schlossareck and Maury Domengeaux are managing members of AVM and as such, have shared voting and dispositive power over the shares held by AVM LP. Randall Meals, Steve Schlossareck and Maury Domengeaux disclaim beneficial ownership of the shares, except to the extent of their pecuniary interest therein.
(b)	Percent of Class: 9.7% (2)
     (2) Based on 40,831,252 shares of Cavium Networks, Inc. outstanding as of the filing of the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, as filed with the Securities and Exchange Commission on November 12, 2008.
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 3,963,032

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 3,963,032

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of a Group
Not Applicable

Item 10.	Certification
Not applicable

Page 5 of 7 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 10, 2009

AVM Capital Partners LLC
By:	/s/ Steve Schlossareck
Steve Schlossareck,
Managing Member

EXHIBITS

A:	Joint Filing Agreement

Page 6 of 7 Pages

EXHIBIT A
JOINT FILING AGREEMENT
     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Cavium Networks, Inc. and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.
     In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 10 day of February, 2009.
AVM Capital, L.P.

By: AVM Capital Partners LLC, its General Partner
By:	/s/ Steve Schlossareck
Steve Schlossareck,
Managing Member

Page 7 of 7 Pages